UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Tempus AI, Inc.

(Name of Issuer)

Class A Common Stock

(Titles of Class of Securities)

71535D106

(CUSIP Number)

June 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person BK TL21 LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 16,560,249
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,560,249

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,560,249
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.1%[1]
12	Type of Reporting Person CO

1 Based on 149,274,923 shares outstanding as reported the issuer’s Form 10-Q for the quarterly period ended June 30, 2024 filed with the SEC on August 6, 2024.

1	Name of Reporting Person Bradley Keywell
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 16,560,249
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,560,249

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,560,249
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.1%[2]
12	Type of Reporting Person IN

2 Based on 149,274,923 shares outstanding as reported the issuer’s Form 10-Q for the quarterly period ended June 30, 2024 filed with the SEC on August 6, 2024.

Item 1(a). Name of Issuer:

Tempus AI, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

600 West Chicago Avenue, Suite 510

Chicago, Illinois 60654

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed by the following persons (each, a “Reporting Person”):

i. BK TL21 LLC (“BK”)

ii. Bradley Keywell (“Keywell”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is:

4603 Franklin Pike

Nashville, Tennessee 37220

Item 2(c). Citizenship:

BK is organized under the laws of the State of Delaware.

Keywell is a citizen of the United States.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share (the “Shares”).

Item 2(e). CUSIP Number:

71535D106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a) Amount beneficially owned:

See response to Item 9 on each Reporting Person’s cover page.

(b) Percent of class:

See response to Item 11 on Reporting Person’s cover page.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on each Reporting Person’s cover page.

(ii) Shared power to vote or to direct the vote:

See response to Item 6 on each Reporting Person’s cover page.

(iii) Sole power to dispose or to direct the disposition of:

See response to Item 7 on each Reporting Person’s cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on each Reporting Person’s cover page.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2024

BK TL21 LLC.

By:	/s/ Bradley Keywell
Name:	Bradley Keywell
Title:	Manager

/s/ Bradley Keywell
Bradley Keywell